[TurboSonic Technologies, Inc. Letterhead]

December 6, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TurboSonic Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 7, 2012 File No. 000-21832

Ladies and Gentlemen:

TurboSonic Technologies, Inc.(the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Joseph Schmitt at 212-768-6983.

Sincerely,

TurboSonic Technologies, Inc.

By: /s/ Edward Spink

Edward Spink

Chief Executive Officer